

June 18, 2018

Michael G. Troyanovich
General Counsel
Titan International, Inc.
2701 Spruce Street
Quincy, IL 62301

> **Re: Titan International, Inc.**
> **Registration Statement on Form S-4**
> **Filed June 5, 2018**
> **File No. 333-225442**

Dear Mr. Troyanovich:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Sergio Chinos at (202) 551-7844 with any questions.

Division of Corporation Finance
Office of Manufacturing and
Construction